UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

250 WEST 57TH ST. ASSOCIATES L.L.C.
(Name of Subject Company (Issuer))

WIEN & MALKIN 250 WEST 57TH ST. ACQUISITION L.L.C.

ANTHONY E. MALKIN

PETER L. MALKIN

WIEN & MALKIN LLC

(Name of Filing Persons (Offeror))

Participation Units in LLC Member Interests
(Title of Class of Securities)

901910109
(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

c/o Wien & Malkin LLC

60 East 42nd St.
New York, NY 10165
(212) 687-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation* Amount of Filing Fee**
$ 2,800,000 $ 85.96

* For purposes of calculating the filing fee only. Assumes the purchase of 140 Units at a purchase price equal to $20,000 per Unit in cash.

X Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85.96

Filing Party: Filing Persons
Form or Registration No.: Schedule TO/A, Registration 005-82668

Date Filed: March 8, 2007

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

X third-party tender offer subject to Rule 14d-1.

__ issuer tender offer subject to Rule 13e-4.

__ going private transaction subject to Rule 13e-3.

__ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    __

INTRODUCTION

This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on March 8, 2007 by Wien & Malkin 250 West 57th St. Acquisition L.L.C. (the "Purchaser" or "Wien & Malkin") relating to the third party tender offer (the "Offer") by the Purchaser to purchase up to 140 Participation Units of $5,000 original investment in LLC Member Interests (the "Units") in 250 West 57th St. Associates L.L.C. (the "Company"), the subject company, at a purchase price equal to $20,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007 or such other date to which this Offer may be extended. The terms and subject to the conditions of the Offer are set forth in the Offer to Purchase dated March 8, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

Item 3. Identity and Background of Filing Person.

(a)-(b) Sections (a)-(b) are amended to add Wien & Malkin LLC as a filing person. The business address and telephone number of Wien & Malkin LLC is 60 East 42nd Street, New York, New York 10165, (212) 687-8700. Wien & Malkin LLC is an affiliate and the supervisor of the Company. Schedule I sets forth among other things the members of the Purchaser and Wien & Malkin LLC and the first paragraph of Schedule I and the first table are amended and restated in their entirety as follows:

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of Wien & Malkin and Wien & Malkin LLC are set forth below. Peter L. Malkin and Anthony E. Malkin are the members of Wien & Malkin which is member-managed and does not have any executive officers or directors. Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. hold direct or indirect member interests in Wien & Malkin LLC and Peter L. Malkin and Anthony E. Malkin are the executive officers of Wien & Malkin LLC, holding the offices set forth in the table below. The business address of Wien & Malkin LLC and each of such holders is c/o Wien & Malkin LLC, 60 East 42nd Street, New York, New York 10165. None of the members of Wien & Malkin or such holders in Wien & Malkin LLC as listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All persons listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Peter L. Malkin	73

Peter L. Malkin has served as the Chairman of Wien & Malkin LLC and its affiliates since 1989. He was associated with the late Lawrence A. Wien for 30 years in the acquisition, ownership and operation of real estate, until Mr. Wien's death in 1988. He has had interests in more than 100 property investment entities throughout the United States and is general partner or manager in investment entities that own and operate approximately 11,000,000 square feet of office, showroom, and retail space and 2,700 apartment units. Peter L. Malkin is a member of Company and an Agent for holders of Units.

Anthony E. Malkin	44

Anthony Malkin has served in a senior role, now President, at Wien & Malkin LLC and its affiliates since 1989. He has been associated with his father Peter L. Malkin in the acquisition, ownership and operation of real estate for more than 17 years. During that time, transactions structured by Wien & Malkin LLC and its affiliates for existing and newly formed ownership entities have included over $900,000,000 of purchases, over $1,450,000,000 of mortgages, over $200,000,000 of mortgage restructurings, over $1,350,000,000 of sales, and more than $94,000,000 in structured equity investments, in transactions with total capitalization of $1,600,000,000. Anthony E. Malkin is a member of Company and an Agent for holders of Units.

Thomas N. Keltner, Jr.	60	Thomas N. Keltner, Jr. has served in a senior role at Wien & Malkin LLC since 1982.

The other information set forth in Section 9 and Schedule I of the Offer to Purchase is also applicable to Wien & Malkin LLC and is incorporated herein by reference.

(c) During the past five years, Wien & Malkin LLC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 4, which incorporates by reference the information contained in the Offer to Purchase is amended as follows:

A. The first two sentences of the first paragraph in This Offer -- Section 2-Acceptance for Payment and Payment is amended and restated to read in its entirety as follows:

Upon the terms and subject to the conditions of this Wien & Malkin Offer, Wien & Malkin will accept for payment and pay for Units validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Wien & Malkin reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Units in anticipation of any governmental or regulatory approvals.

B. The first sentence in the last paragraph under This Offer-Section 4 - Procedure for Tendering Units is amended and restated to read as follows:

Wien & Malkin will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units, and Wien & Malkin's determination shall be final and binding, subject to tendering Unit holders' right to bring any dispute with respect thereto before a court of competent jurisdiction.

C. The first sentence in the last paragraph under This Offer-Section 5 - Withdrawal Rights is amended and restated to read as follows:

Wien & Malkin will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to tendering Unit holders' right to bring any dispute with respect thereto before a court of competent jurisdiction.

D. The heading to This Offer-Section 6 is amended to read "Material U.S. Federal Income Tax Consequences", the second paragraph of that section is deleted in its entirety and the first sentence of the first paragraph of that section is amended and restated to read as follows:

The U.S. federal income tax discussion set forth below summarizes the material federal tax consequences only and does not purport to address all aspects of taxation that may be relevant to a particular Unit holder.

E. The last sentence of the last paragraph under This Offer-Section 14 --Conditions is amended and restated to read as follows:

Any determination by Wien & Malkin concerning the events described above will be final and binding upon all parties, subject to tendering Unit holders' right to bring any dispute with respect thereto before a court of competent jurisdiction.

Item 8. Interest in Securities of the Subject Company.

(a) None, other than as set forth in the Offer to Purchase in Schedule I, which is incorporated herein by reference.

(b) None.

Item 12. Exhibits.
EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 8, 2007
(a)(1)(B)*	Letter of Transmittal
(a)(3)*	Form of Letter to Unit holders dated March 8, 2007
(a)(4)*	Form of Letter to Unit holders dated March 2, 2007
(a)(5)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)*	Summary Advertisement, dated March 8, 2007
(e)(1)	Joint Venture Agreement, dated May 25, 1953 (incorporated by reference to Exhibit 3(a) to Associates' Registration Statement on Form S-1 [the "Registration Statement"])
(e)(2)	Associates' Consent and Operating Agreement, dated as of November 30, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)	Associates' form of Participating Agreement (incorporated by reference to Exhibit 4(a) to the Registration Statement)
(e)(4)	Net Lease between Associates and Fisk Building Associates L.L.C., dated September 30, 1953 (incorporated by reference to Exhibit 10(a) to the Registration Statement)
(e)(5)	Modification of Net Lease, dated June 12, 1961 (incorporated by reference to Exhibit B to Associates' Statement of Registration on Form 8-K for the month of October 1961)
(e)(6)

Second Modification Agreement of Net Lease, dated June 10, 1965 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(c) to Associates' Annual Report on Form 10-K for the year ended September 30, 1981)

(e)(7)

Third Modification of Lease Agreement, dated May 1, 1975 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(7) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(8)

Fourth Lease Modification Agreement, dated November 12, 1985 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit 10(g) to Form 10-K to Associates' Annual Report for the year ended September 30, 1985)

(e)(9)

Fifth Lease Modification Agreement, dated as of September 1, 1999 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(9) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(10)

Sixth Lease Modification Agreement, dated November 17, 2000 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(10) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(11)

Form of Consent of Participants in response to Letter from Peter L. Malkin to Participants in Associates dated March 10, 2004 and the accompanying Statement by the Agents (incorporated by reference to Exhibit (e)(11) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(12)

Seventh Lease Modification Agreement, dated as of December 28, 2004 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(12) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

(e)(13)

Eighth Lease Modification Agreement, dated May 25, 2006 between Associates and Fisk Building Associates L.L.C. (incorporated by reference to Exhibit (e)(13) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 005-82668)

___________
* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2007 Wien & Malkin 250 West 57th St. Acquisition L.L.C.

By:_/s/ Peter L. Malkin_________
Peter L. Malkin, Member

By:_/s/ Anthony E. Malkin______
 Anthony E. Malkin, Member

Peter L. Malkin

Anthony E. Malkin

Wien & Malkin LLC

By:_/s/ Peter L. Malkin_____________
Peter L. Malkin, Member